DREYFUS PREMIER NEW LEADERS FUND, INC.
STATEMENT OF INVESTMENTS
September 30, 2005 (Unaudited)

Common Stocks--99.5%	Shares		Value($)
Advertising--1.1%			
Lamar Advertising, Cl. A	250,000	a	**11,340,000**
Aerospace & Defense--2.5%			
Empresa Brasileira de Aeronautica, ADR	375,000		14,475,000
Rockwell Collins	255,000		12,321,600
			26,796,600
Air Courier Services--1.1%			
Expeditors International Washington	199,600		**11,333,288**
Airlines--1.3%			
Ryanair Holdings, ADR	295,000	a	**13,431,350**
Aluminum--1.3%			
Alumina, ADR	700,000		**13,223,000**
Apparel, Accessories & Luxury Goods--3.7%			
American Eagle Outfitters	155,100		3,649,503
Coach	593,500	a	18,612,160
Nordstrom	480,000		16,473,600
			38,735,263
Auto Parts--.4%			
Autoliv	90,000		**3,915,000**
Banking--.8%			
Sovereign Bancorp	393,800		**8,679,352**
Computer Peripherals--.8%			
Network Appliance	364,000	a	**8,641,360**
Consumer--1.6%			
Whole Foods Market	125,000		**16,806,250**
Data Processing--.7%			
CheckFree	210,000	a	**7,942,200**
Department Stores--1.3%			
Federated Department Stores	200,000		**13,374,000**
Electric Utilities--4.2%			
AES	85,100	a	1,398,193
Ameren	63,700		3,407,313
CMS Energy	1,069,500	a	17,593,275
DPL	128,300		3,566,740
PG & E	430,500		16,897,125
Pinnacle West Capital	35,800		1,578,064
			44,440,710

Electronic Production Equipment--2.5%

KLA-Tencor	297,700		14,515,852
Lam Research	383,500	a	11,685,245
			26,201,097

Electronics Distributors--.6%

CDW	116,800	**6,881,856**

Energy--3.3%

ENSCO International	325,000	15,141,750
Patterson-UTI Energy	535,000	19,302,800
		34,444,550

Entertainment/Media--.9%

Regal Entertainment Group, Cl. A	461,100	**9,240,444**

Finance--2.4%

CIT Group	300,000		13,554,000
Providian Financial	675,000	a	11,934,000
			25,488,000

Financial Services--1.7%

Moody's	280,000	14,302,400
Trizec Properties	144,400	3,329,864
		17,632,264

Food/Dairy Products--3.3%

Dean Foods	375,000	a	14,572,500
McCormick & Co.	350,000		11,420,500
Smithfield Foods	300,000	a	8,904,000
			34,897,000

Food/Merchandising--.1%

TreeHouse Foods	58,700	a	**1,577,856**

Health Industry Services--1.1%

Express Scripts	69,100	a	4,298,020
Healthsouth	1,850,000	a	7,659,000
			11,957,020

Home Improvement--3.3%

KB HOME	154,500		11,309,400
Lennar, Cl. A	226,200		13,517,712
Toll Brothers	225,400	a	10,068,618
			34,895,730

Hospital Management--4.4%

Community Health Systems	365,000	a	14,165,650
Royal Caribbean Cruises	290,000		12,528,000
Starwood Hotels & Resorts Worldwide	275,000		15,721,750
Universal Health Services, Cl. B	79,900		3,805,637
			46,221,037

Hotels, Resorts & Cruise Lines--1.2%

Hilton Hotels	560,000	**12,499,200**

Household & Personal Products--.7%

International Flavors & Fragrances	215,000	**7,662,600**

Industrial--1.1%

Ecolab	357,500	**11,414,975**

Industrial Machinery--1.3%

Roper Industries	344,000	**13,515,760**

Information Technology--2.1%

Anteon International	261,000	[a]	11,160,360
Cognizant Technology Solutions, Cl. A	245,500	[a]	11,437,845
			22,598,205

Insurance Brokers/Services--1.2%

Willis Group Holdings	350,000	**13,142,500**

Internet Software--1.1%

Check Point Software Technologies	502,500	[a]	**12,220,800**

Investment Bankers/Brokers--.5%

Bear Stearns Cos.	47,300	**5,191,175**

Major Banks--1.2%

UnionBanCal	175,000	**12,201,000**

Managed Health Care--2.0%

CIGNA	56,100		6,611,946
Pacificare Health Systems	180,000	[a]	14,360,400
			20,972,346

Manufacturing--1.2%

Ametek	300,000	**12,891,000**

Medical Specialties--3.5%

Applera - Applied Biosystems Group	224,900		5,226,676
C R Bard	203,000		13,404,090
Fisher Scientific International	90,500	[a]	5,615,525
Hospira	315,000	[a]	12,905,550
			37,151,841

Medical/Nursing Services--1.1%

DaVita	254,300	[a]	**11,715,601**

Metals--.7%

Placer Dome	427,100	**7,324,765**

Multi-Line Insurance--1.1%

Axis Capital Holdings	400,000	**11,404,000**

Networking--.0%

Enterasys Networks	6,693	[a]	**8,969**

Oil & Gas--1.4%

Kinder Morgan	150,000	**14,424,000**

Oil & Gas Production--5.6%

Chesapeake Energy	575,000	21,993,750
Grant Prideco	485,400 [a]	19,731,510
Pioneer Natural Resources	310,000	17,025,200
		58,750,460

Packaging & Containers--2.7%

Cognos	208,900 [a]	8,132,477
Crown Holdings	815,300 [a]	12,995,882
Pactiv	433,900 [a]	7,601,928
		28,730,287

Personnel Services--.9%

Manpower	223,000	**9,898,970**

Pharmaceuticals--1.5%

Sepracor	166,100 [a]	9,798,239
Teva Pharmaceutical Industries, ADR	183,500	6,132,570
		15,930,809

Property/Casualty Insurance--.8%

RenaissanceRe Holdings	195,000	**8,527,350**

Real Estate Investment Trust--3.1%

Camden Property Trust	89,000	4,961,750
Crescent Real Estate EQT	93,900	1,925,889
Host Marriott	214,400	3,623,360
iStar Financial	245,000	9,905,350
SL Green Realty	53,100	3,620,358
Vornado Realty Trust	89,500	7,752,490
Weingarten Realty Investors	27,400	1,037,090
		32,826,287

Regional Agencies--6.1%

Commerce Bancorp/NJ	331,000	10,158,390
Commerce Bancshares/Kansas City, MO	178,500	9,189,180
First Horizon National	155,000	5,634,250
Hibernia, Cl. A	300,000	9,012,000
Marshall & Ilsley	235,000	10,224,850
North Fork Bancorporation	315,500	8,045,250
Northern Trust	230,000	11,626,500
		63,890,420

Semiconductors--3.7%

Intersil, Cl. A	600,000	13,068,000
Marvell Technology Group	311,000 [a]	14,340,210
Microchip Technology	386,500	11,641,380
		39,049,590

Specialty Chemicals--2.8%

Peabody Energy	209,600	17,679,760
Sigma-Aldrich	185,000	11,851,100
		29,530,860

Specialty Insurers--1.2%

Assurant	325,000	**12,369,500**

Technology--.0%

Symbol Technologies	1,065		**10,309**
Telecommunication Equipment--.9%			
Comverse Technology	372,500	[a]	**9,785,575**
Trucking--4.1%			
Joy Global	340,000		17,156,400
Terex	259,000	[a]	12,802,370
Trinity Industries	331,300		13,414,337
			43,373,107
Wholesale--.1%			
MSC Industrial Direct, Cl. A	30,100		**998,417**
Wireless Telecommunications--.2%			
Nextel Partners, Cl. A	102,100	[a]	**2,562,710**
Total Common Stocks			
(cost $794,999,954)			**1,050,668,615**
Other Investment--.5%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $5,246,000)	5,246,000	[b]	**5,246,000**
Total Investments (cost $800,245,954)	**100.0%**		**1,055,914,615**
Liabilities, Less Cash and Receivables	**(.0%)**		**(118,010)**
Net Assets	**100.0%**		**1,055,796,605**

ADR- American Depository Receipts
[a] *Non-income producing.*
[b] *Investment in affiliated money market mutual fund.*

Securities valuation policies and other investment related disclosures are hereby incorporated
by reference to the annual and semi-annual reports previously filed with the Securities and
Exchange Commission on Form N-CSR.